Exhibit 99.1

News Release
NYSE, TSX: NTR

April 14, 2020

Nutrien Announces Agreement to Purchase Brazilian Ag Retailer and Soybean Seed Producer Tec Agro

Saskatoon, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) announced today that it has entered into a definitive agreement to purchase 100 percent of the equity of the Tec Agro Group (“Tec Agro”). Tec Agro is a leading Ag Retailer in the state of Goiás, with close to 25 years of service to farmers and 8 Retail branches. Tec Agro also owns one of the largest branded soybean seeds businesses in Brazil, recognized nationally for its product quality and performance, under the Sementes Goiás brand. The annual sales of Tec Agro are approximately US$200 million and it has about 500 employees servicing thousands of farmers. The acquisition multiple is in-line with Nutrien’s past acquisitions in the U.S. for similar businesses.

“The Tec Agro acquisition is an excellent strategic fit and, following the Agrosema transaction announced in January, is a great next step in building our platform in the important and growing Brazilian agricultural market.”, said Chuck Magro, President and CEO of Nutrien.

“This acquisition fits with our strategy to bring whole farm solutions to our Brazilian customers. Our products and services portfolio, combined with our digital tools, are helping us create new value for Brazilian farmers. We are excited to continue our path of growth and further increase our presence in the country.”, said André Dias, Vice President and Managing Director of Nutrien in Brazil.

After the anticipated closure of Tec Agro acquisition, Nutrien Ag Solutions will operate 25 retail facilities in the states of São Paulo, Minas Gerais and Goiás. We will own and operate two fertilizer blending facilities, a premier soybean seed business and the Agrichem business, which produces specialties and foliar fertilizers, servicing the entire country. Our total normalized annual sales in Brazil is expected to be approximately $500 million after the Tec Agro acquisition is complete.

Closing of the transaction is subject to approval by the Administrative Council for Economic Defense (CADE) and the satisfaction of other customary closing conditions.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 25 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: completion of the proposed acquisition, Tec Agro’s annual sales and our normalized annual sales in the states of São Paulo, Minas Gerais and Goiás, growth of the Brazilian agricultural market, and our platform, growth and presence in Brazil.

These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements, including the possibility that approvals or clearances required to be obtained in connection with the proposed acquisition, or other conditions to closing, will not be obtained in a timely manner or will not be obtained, and the risks and uncertainties set forth in our filings with the U.S. Securities and Exchange Commission and the Canadian provincial securities commissions. As such, undue reliance should not be placed on these forward-looking statements.

We disclaim any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor Relations

(403) 225-7357

Investor Relations:

Tim Mizuno

Senior Manager, Investor Relations

(306) 933-8548

Contact us at: www.nutrien.com

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